SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 10)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNGENTA AG

(Name of Subject Company)

SYNGENTA AG

(Name of Person(s) Filing Statement)

Common shares, nominal value CHF 0.10 per share (“Common Shares”)
American Depositary Shares (“ADSs”), each representing one-fifth of a Common
Share of Syngenta AG, nominal value CHF 0.10 per share

(Title of Class of Securities)

CH0011037469 (Common Shares)

87160A100 (ADSs)

(CUSIP Number of Class of Securities)

Christoph Mäder

Group General Counsel

Syngenta International AG

P.O. Box

CH-4002 Basel, Switzerland

+41 61 323 1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Louis L. Goldberg

H. Oliver Smith

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 23, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Syngenta AG, a Swiss corporation (Aktiengesellschaft) with registered office in Basel, Switzerland (the “Company”). The Schedule 14D-9 relates to a tender offer by CNAC Saturn (NL) B.V. (the “Offeror”), a private company with limited liability (B.V. or “Besloten Vennootschap met beperkte aansprakelijkheid”) organized under the laws of The Netherlands, that is an indirect wholly-owned subsidiary of China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), to purchase (i) up to 100% of the issued and outstanding publicly held registered shares (Namenaktien), with a nominal value of 0.10 Swiss francs per share, of the Company (collectively the “Common Shares” and each a “Common Share”) that are held by residents in the United States (“U.S.”), including holders who are “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended), and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by The Bank of New York Mellon acting as depositary, each representing one-fifth of a Common Share, of the Company (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, for $465.00 per Common Share, and $93.00 per ADS, in each case, in cash, without interest, payable in U.S. dollars, and less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of $0.05 per ADS for the cancellation of tendered ADSs), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016, and in the related Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable, contained in the Tender Offer Statement on Schedule TO, dated March 23, 2016 filed by ChemChina and the Offeror with the SEC on March 23, 2016, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Section (b) “Arrangements with Current Executive Officers and Directors of the Company” of Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs immediately following the paragraph under the heading “Executive Officers.”:

“On September 7, 2016, the Company announced that Mr. Ramsay will retire at the end of September 2016, and that Mr. Ramsay’s successor as the Company’s Chief Financial Officer will be Mark Patrick.

On September 8, 2016, the Company announced that Mr. Seabrook will leave the Company and that his successor as Head Corporate Affairs will be Mark Titterington. The Company also announced that Laure Roberts was appointed Head Human Resources, succeeding Caroline Luscombe who left the Company at the end of June 2016.

On September 20, 2016, the Company announced that Mr. Pisk will retire at the end of October 2016.

On September 20, 2016, the Company announced the appointment of Jeff Rowe to the new role of President Global Seeds and North America. The terms of Mr. Rowe’s employment arrangements are summarized below under the heading “Employment Agreements”. The Company also announced that Mr. Parr was appointed President Global Crop Protection and EAME, LATAM and APAC.”

Section (b) “Arrangements with Current Executive Officers and Directors of the Company” of Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the sections entitled “Employment Agreements.”, “Notice Periods.” and “Change of Control Provisions.” immediately following the paragraph under the heading “Company Executive Officer Agreements with the Company.”:

“Employment Agreements.

On April 24, 2015, the Company entered into new employment agreements with each Company Executive Officer (each an “Employment Agreement”) as a result of changes in Swiss law. Each Employment Agreement is for an indefinite term and can only be terminated in the manner described below in the section entitled “Notice Periods”. Each Employment Agreement includes (i) a description of the applicable Company Executive Officer’s duties; (ii) the annual base compensation of the applicable Company Executive Officer; (iii) the applicable Company

Executive Officer’s participation in the incentive plans; (iv) a fixed allowance payable to the applicable Company Executive Officer; (v) certain fringe, pension and welfare benefits payable to the applicable Company Executive Officer; and (vi) restrictive covenants, including one-year non-competition and non-solicitation covenants, an indefinite confidentiality covenant and an obligation to assign intellectual property rights.

On November 18, 2015, the Company entered into a supplemental agreement with Mr. Ramsay (the “Supplemental Agreement”) following Mr. Ramsay’s appointment as Interim Chief Executive Officer and leader of the Company’s Executive Committee. The Supplemental Agreement provides that his recall or resignation as Interim Chief Executive Officer shall be deemed notice of termination with a one-month notice period to the end of the following month, after which his Employment Agreement continues to apply. As a result, Mr. Ramsay is entitled to an approximately one-month notice period under the Supplemental Agreement, after which his Employment Agreement, which provides for an approximately 12-month notice period, continues to apply.

Effective as of June 1, 2016, the Company and Erik Fyrwald entered into an employment agreement (the “CEO Employment Agreement”) pursuant to which Mr. Fyrwald will serve as the Company’s Chief Executive Officer. The CEO Employment Agreement is for an indefinite term and can only be terminated in the manner described in the section below entitled “Notice Periods”. The CEO Employment Agreement includes a description of the applicable duties and sets forth the terms of Mr. Fyrwald’s employment with the Company, including terms relating to (i) annual base compensation; (ii) participation in the variable incentive compensation plans; (iii) additional compensation in respect to forfeited equity awards and 2016 bonus with Mr. Fyrwald’s former employer, which, in the case of the additional compensation in respect of forfeited equity awards (which are unvested), will vest and become payable upon a termination of Mr. Fyrwald’s employment without cause, due to Mr. Fyrwald’s death or disability or other termination other than by reason of breach of the CEO Employment Agreement; (iv) a fixed annual allowance to cover certain expenses; (v) certain fringe, pension and welfare benefits; and (vi) restrictive covenants, including one-year non-competition and non-solicitation covenants, an indefinite confidentiality covenant and an obligation to assign intellectual property rights.

Effective as of September 16, 2016, the Company and Jeff Rowe entered into an employment agreement (the “Rowe Employment Agreement”) pursuant to which Mr. Rowe will serve as President North America and Head Global Seeds. The Rowe Employment Agreement is for an indefinite term and can only be terminated in the manner described in the section below entitled “Notice Periods”. The Rowe Employment Agreement provides that Mr. Rowe will initially be located in Minnetonka, Minnesota. At a date determined by Mr. Rowe, but no later than October 1, 2019, Mr. Rowe will relocate to Basel, Switzerland. The Rowe Employment Agreement includes a description of the applicable duties and sets forth the terms of Mr. Rowe’s employment with the Company, including terms relating to (i) annual base compensation; (ii) participation in the variable incentive compensation plans; (iii) additional compensation in respect to forfeited equity awards and 2016 bonus with Mr. Rowe’s former employer; (iv) a fixed annual allowance to cover certain expenses; (v) certain fringe, pension and welfare benefits; (vi) certain relocation benefits; and (vii) restrictive covenants, including one-year non-competition and non-solicitation covenants, an indefinite confidentiality covenant and an obligation to assign intellectual property rights.

Effective as of October 1, 2016, the Company and Mark Patrick entered into an employment agreement (the “Patrick Employment Agreement”) pursuant to which Mr. Patrick will serve as Chief Financial Officer of the Company. The Patrick Employment Agreement is for an indefinite term and can only be terminated in the manner described in the section below entitled “Notice Periods”. The Patrick Employment Agreement includes a description of the applicable duties and sets forth the terms of Mr. Patrick’s employment with the Company, including terms relating to (i) annual base compensation; (ii) participation in the variable incentive compensation plans; (iii) a fixed annual allowance to cover certain expenses; (iv) certain fringe, pension and welfare benefits; and (v) restrictive covenants, including one-year non-competition and non-solicitation covenants, an indefinite confidentiality covenant and an obligation to assign intellectual property rights.

Notice Periods. The CEO Employment Agreement, the Rowe Employment Agreement, the Patrick Employment Agreement and each of the Employment Agreements is for an indefinite duration and can only be terminated (i) by either party by giving 12 months’ written notice to the other party to the end of one calendar month of intent to terminate or (ii) by retirement.

The CEO Employment Agreement, the Rowe Employment Agreement, the Patrick Employment Agreement and each of the Employment Agreements provides that, in the event of (i) Mr. Fyrwald’s, Mr. Rowe’s, Mr. Patrick’s or the applicable Company Executive Officer’s retirement, (ii) the termination of Mr. Fyrwald’s, Mr. Rowe’s, Mr.

Patrick’s or the applicable Company Executive Officer’s employment other than by reason of breach of the CEO Agreement, the Rowe Employment Agreement, the Patrick Employment Agreement or the applicable Company Executive Officer’s Employment Agreement, as applicable, or (iii) any other lawful termination of Mr. Fyrwald’s, Mr. Rowe’s, Mr. Patrick’s or the applicable Company Executive Officer’s employment by the Company, by Mr. Fyrwald, Mr. Rowe, Mr. Patrick or by the applicable Company Executive Officer, as applicable, the Company shall pay for the period up to the end of employment to Mr. Fyrwald, Mr. Rowe, Mr. Patrick or the applicable Company Executive Officer or his or her legal representatives or designees, (A) a proportionate base salary and (B) a proportionate target short-term incentive award; provided, however, that as per the applicable short-term incentive plan, similar short-term incentives are granted to other Company Executive Officers for the relevant year and the same period of time.

Change of Control Provisions. The CEO Employment Agreement, the Rowe Employment Agreement, the Patrick Employment Agreement and each of the Employment Agreements provides that in the event of a change in control of the Company, all options, RSUs, shares, share awards and matching shares granted under the LTIP and the DSP will vest and be granted, respectively, and any blocking periods will be waived, and that the provisions of the Company’s Executive Long-Term Incentive Plan (“Executive LTI Plan”) will control the result of a change in control on all awards issued under the Executive LTI Plan.

Apart from the vesting of equity and equity-based compensation as described in this section and in the Section entitled “Employment Agreements”, the CEO Employment Agreement, the Rowe Employment Agreement, the Patrick Employment Agreement and each of the Employment Agreements do not provide specific benefits if Mr. Fyrwald’s, Mr. Rowe’s, Mr. Patrick’s or the applicable Company Executive Officer’s employment is terminated during or after a change in control.”

ITEM 9. EXHIBITS.

The following is hereby added to the list of Exhibits, following Exhibit No. (e)(18) “Contract of Employment between Syngenta International AG and Erik Fyrwald effective as of June 1, 2016”.

Exhibit No.	Description
(e)(19)	Contract of Employment between Syngenta International AG and Jeff Rowe effective as of September 16, 2016.*
(e)(20)	Contract of Employment between Syngenta International AG and Mark Patrick effective as of October 1, 2016.*

_________________

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

SYNGENTA AG

By:	/s/ Erik Fyrwald
	Name:	Erik Fyrwald
	Title:	Chief Executive Officer

Dated: October 3, 2016